REPORT OF THE PRESIDENT AND CHAIRMAN
April 30, 2007

"If it ain't broke don't fix it." The Federal Reserve may be heeding this bit of folksy advice as they continue to leave the overnight Federal Funds rate unchanged. Meanwhile, bond market pundits have been making credible arguments for a need to push rates both up and down. Their arguments: Are we importing inflation from abroad through higher energy and commodity costs or has the U.S. housing bubble popped and our economy is faltering? These perspectives are very divergent viewpoints.
Further complicating the traditional behavior of our bond markets is foreign monetary policy, and demand from pension funds and insurance companies for our U.S. Treasury bonds - skewing flatter our normal yield curve.

As a result, recent speculation that the Federal Reserve was angling to drop the Fed Fund's rate has been pushed to the backburner. Fed policy makers seem to be content that the level and direction of inflation are in a "comfort zone" that they deem palatable.

What does this environment mean for municipal bond investors like Ocean State Tax Exempt Fund shareholders?

First and foremost, the tax advantage to a municipal bond fund like the Ocean State Tax Exempt Fund for a Rhode Island resident in a high tax bracket is compelling. For 2006, shareholders were subject to a maximum Federal tax rate of 35% and a Rhode Island tax rate of 9.90% of Federal taxable income. The Fund only invests in tax-exempt municipal bonds to meet the Fund's objective to provide a high level of current net income, exempt from Rhode Island and Federal income taxes*, as is consistent with preservation of capital.

The yield curve for municipal bonds is steeper than the Treasury curve and subsequently investors can earn higher yields for longer maturities. Fund management believes that Ocean State's 12 year average maturity provides an optimal balance between risk and return.

Interest rates are cyclical. They will rise and they will fall. The Ocean State Tax Exempt Fund has always taken a long-term approach to investing regardless of the market environment.

Sincerely yours,



Alfred B. Van Liew
President

John H. St. Sauveur
Chairman of the Board of Trustees


*For certain investors, some dividends may be subject to Federal and State taxes.